# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VIASAT, INC., CIK 0000797721
CUSIP: 92552V100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Date of event which requires filing of this statement: 05/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001892945

## Reporting persons
- WP Triton Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,113,802; sole dispositive power 0; shared dispositive power 8,113,802; aggregate amount beneficially owned 8,113,802 (6.23% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by Viasat, Inc. (the "Issuer") to the Reporting Persons (as defined herein).
- WP Triton Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,958,527; sole dispositive power 0; shared dispositive power 1,958,527; aggregate amount beneficially owned 1,958,527 (1.5% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus (Callisto-A) Global Growth (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,653,984; shared voting power 0; sole dispositive power 1,653,984; shared dispositive power 0; aggregate amount beneficially owned 1,653,984 (1.27% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus (Europa) Global Growth (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,682,791; sole dispositive power 0; shared dispositive power 1,682,791; aggregate amount beneficially owned 1,682,791 (1.29% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus Global Growth Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 409,818; sole dispositive power 0; shared dispositive power 409,818; aggregate amount beneficially owned 409,818 (0.31% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus Global Growth-B (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,219,052; sole dispositive power 0; shared dispositive power 1,219,052; aggregate amount beneficially owned 1,219,052 (0.94% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus Global Growth-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,040,672; sole dispositive power 0; shared dispositive power 1,040,672; aggregate amount beneficially owned 1,040,672 (0.8% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- WP Global Growth Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 148,958; sole dispositive power 0; shared dispositive power 148,958; aggregate amount beneficially owned 148,958 (0.11% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus (Cayman) Global Growth GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,113,802; sole dispositive power 0; shared dispositive power 8,113,802; aggregate amount beneficially owned 8,113,802 (6.23% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus (Cayman) Global Growth GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,113,802; sole dispositive power 0; shared dispositive power 8,113,802; aggregate amount beneficially owned 8,113,802 (6.23% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,113,802; sole dispositive power 0; shared dispositive power 8,113,802; aggregate amount beneficially owned 8,113,802 (6.23% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 8,113,802; sole dispositive power 0; shared dispositive power 8,113,802; aggregate amount beneficially owned 8,113,802 (6.23% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.
- Warburg Pincus LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,113,802; sole dispositive power 0; shared dispositive power 8,113,802; aggregate amount beneficially owned 8,113,802 (6.23% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by the Issuer to the Reporting Persons.

## Item 1. Issuer
Name of issuer: VIASAT, INC.
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California 92009

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following entities (collectively, the "Reporting Persons"):

1. WP Triton Co-Invest, L.P., a Cayman Islands exempted limited partnership ("WP Triton Co-Invest"), which directly holds 8,113,802 shares.
2. WP Triton Investment, L.P., a Cayman Islands exempted limited partnership ("WP Triton Investment"), which holds approximately 24.14% of the equity interest in WP Triton Co-Invest.
3. Warburg Pincus (Callisto-A) Global Growth (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Callisto"), which holds approximately 20.39% of the equity interest in WP Triton Co-Invest.
4. Warburg Pincus (Europa) Global Growth (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Europa"), which holds approximately 20.74% of the equity interest in WP Triton Co- Invest.
5. Warburg Pincus Global Growth Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Warburg Pincus Global Growth Partners"), which holds approximately 5.05% of the equity interest in WP Triton Co-Invest.
6. Warburg Pincus Global Growth-B (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Global Growth-B"), which holds approximately 15.02% of the equity interest in WP Triton Co-Invest.
7. Warburg Pincus Global Growth-E (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Global Growth-E"), which holds approximately 12.83% of the equity interest in WP Triton Co-Invest.
8. WP Global Growth Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Global Growth Cayman"), which holds approximately 1.84% of the equity interests in WP Triton Co-Invest.
9. Warburg Pincus (Cayman) Global Growth GP, L.P., a Cayman Islands exempted limited partnership ("WPGG Cayman GP") and the general partner of each of WP Triton Co-Invest, L.P. and each of the WP Global Funds (as defined below).
10. Warburg Pincus (Cayman) Global Growth GP LLC, a Delaware limited liability company ("WPGG Cayman GP LLC") and the general partner of WPGG Cayman GP.
11. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership ("WPP II Cayman") and the managing member of WPGG Cayman GP LLC.
12. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company ("WP Bermuda GP") and the general partner of WPP II Cayman.
13. Warburg Pincus LLC, a New York limited liability company ("WP LLC") and the manager of the WP Global Funds.

This Statement on Schedule 13G amends and supersedes the Schedule 13D originally filed with the SEC by the Reporting Persons on June 9, 2023, as thereafter amended by Schedules 13D/A filed with the SEC by the Reporting Persons.

The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached as Exhibit 99.1 hereto and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Address of principal business office or, if none, residence: The principal business of the Reporting Persons is investing in securities, including securities of the Issuer. The principal business address of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.
Citizenship: The information in Item 2(a) above is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Item 9 on each cover page are incorporated herein by reference.

Approximately (i) 75.86% of the equity interest in WP Triton Co-Invest is held collectively by WP Callisto, WP Europa, WP Global Growth Cayman, WP Global Growth-B, WP Global Growth-E and WP Global Growth Cayman (collectively, the "WP Global Funds") and (ii) 24.14% of the equity interest in WP Triton Co-Invest is held by WP Triton Investment. WPGG Cayman GP is the general partner of WP Triton Co-Invest and each of the WP Global Funds. WPGG Cayman GP LLC is the general manager of WPGG Cayman GP. WPP II Cayman is the general partner of WPGG Cayman GP LLC. WP Bermuda GP is the general partner of WPP II Cayman. WP LLC is the manager of the WP Global Funds.
Percent of class: The responses to Item 11 on each cover page are incorporated herein by reference.
Sole power to vote or to direct the vote: The responses to Item 5 on each cover page are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses to Item 6 on each cover page are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses to Item 7 on each cover page are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses to Item 8 on each cover page are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group:
On May 21, 2025, Triton LuxTopHolding SARL (the "Apax Investor"), CPP Investment Board Private Holdings (4) Inc. (the "CPPIB Investor"), Ontario Teachers' Pension Plan Board (the "OTPP Investor") and WP Triton Co-Invest, L.P. (the "WP Investor" and, together with the Apax Investor, the CPPIB Investor and the OTPP Investor, the "Investors") and the Issuer terminated that certain Stockholders Agreement, dated November 8, 2021, by and among the Investors and the Issuer (the "Old Stockholders Agreement") and the WP Investor entered into a new Stockholder Agreement by and between the WP Investor and the Issuer (the "New Stockholder Agreement"). The New Stockholder Agreement imposes certain transfer restrictions with respect to the shares of Common Stock held by the WP Investor, including a prohibition on transfers to competitors of the Issuer and certain other parties for so long as the WP Investor owns at least 3% of the total outstanding shares of Common Stock, as well as customary standstill limitations. The New Stockholder Agreement also requires the WP Investor to vote all of its shares of Common Stock in favor the Issuer's director nominees and with respect to any other matter, in accordance with the recommendation of the board of directors of the Issuer or any applicable committee thereof, subject to certain exceptions, for so long as the WP Investor owns at least 3% of the total outstanding shares of Common Stock. In addition, on May 21, 2025, the Investors agreed to terminate that certain Coordination Agreement, dated November 8, 2021, by and among the Investors (the "Coordination Agreement").

After giving effect to the termination of the Coordination Agreement and the Old Stockholders Agreement, the Investors no longer act as or otherwise constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

The foregoing description of the New Stockholder Agreement is not complete and is qualified in its entirety by the full text of the New Stockholder Agreement, which is included as Exhibit 99.2 hereto and is incorporated herein by reference

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated May 23, 2025, by and among the Reporting Persons.

Exhibit 99.2 Stockholder Agreement, dated May 21, 2025, by and between Viasat, Inc. and WP Triton Co-Invest, L.P. (incorporated by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2025).

## Signatures
- WP Triton Co-Invest, L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- WP Triton Investment, L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus (Callisto-A) Global Growth (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus (Europa) Global Growth (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus Global Growth Partners (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus Global Growth-B (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus Global Growth-E (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- WP Global Growth Partners (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus (Cayman) Global Growth GP, L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus (Cayman) Global Growth GP LLC: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ Harsha Marti, Harsha Marti, Authorised Signatory (05/23/2025)
- Warburg Pincus LLC: /s/ Harsha Marti, Harsha Marti, General Counsel and Managing Director (05/23/2025)